As filed with the Securities and Exchange Commission on
                                 January 4, 2001

                                File No. 70-9533

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                -------------------------------------------------

                        POST-EFFECTIVE AMENDMENT NO. 2 TO
                             APPLICATION-DECLARATION
                                   ON FORM U-1
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                -------------------------------------------------

          SCANA CORPORATION                  PALMETTO LIME, LLC
          SOUTH CAROLINA ELECTRIC            SCANA RESOURCES
                   AND GAS COMPANY                    DEVELOPMENT
          SOUTH CAROLINA GENERATING                   CORPORATION
                   COMPANY, INC.
          SOUTH CAROLINA FUEL                SCANA PETROLEUM
                   COMPANY, INC.                      RESOURCES, INC.
          SOUTH CAROLINA PIPELINE            SCANA SERVICES, INC.
                   CORPORATION               PUBLIC SERVICE COMPANY
          SCANA ENERGY MARKETING INC.                 OF NORTH CAROLINA,
          SCANA ENERGY TRADING, LLC                   INCORPORATED
          SCANA PROPANE GAS, INC.
          SCANA PROPANE STORAGE, INC.        SCANA PUBLIC SERVICE
          SERVICECARE INC.                            COMPANY LLC
          PRIMESOUTH, INC.                   CARDINAL PIPELINE COMPANY, LLC
          PALMARK, INC.                      PINE NEEDLE LNG COMPANY, LLC
                                             1426 Main Street
                                             Columbia, South Carolina 29201

                -------------------------------------------------
                  (Name of companies filing this statement and
                     address of principal executive offices)

                                SCANA CORPORATION
                -------------------------------------------------
                 (Name of top registered holding company parent)
                                 Kevin B. Marsh
                                H. Thomas Arthur

                                SCANA CORPORATION
                                1426 Main Street
                         Columbia, South Carolina 29201
                -------------------------------------------------
                     (Name and address of agent for service)

                  The Commission is requested to mail copies of
                   all orders, notices and communications to:

                              William S. Lamb, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                            New York, New York 10019

     On February 9, 2000, SCANA Corporation ("SCANA") received approval under the Public Utility Holding Company Act of 1935, as amended (the "Act"), from the Securities and Exchange Commission (the "Commission") to acquire the outstanding voting securities of Public Service Company of North Carolina, Incorporated ("PSNC") in a merger transaction, Holding Co. Act Release No. 27133 (Feb. 9,
2000) (the "Merger Order"). SCANA and PSNC completed their merger effective at the close of business on February 10, 2000 and SCANA registered as a public utility holding company under the Act on February 11, 2000.

     SCANA and the companies set forth on the cover page hereto (collectively, the "Applicants") hereby file this post-effective amendment to its application/declaration on Form U-1 relating to certain financing transactions (the "Application/Declaration") under the Act in order to revise certain authorized financing amounts contained in the order relating thereto, Holding Co. Act Release No. 27137 (Feb. 14, 2000) (the "Financing Order").

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

     The Financing Order permitted, among other things, the following financing transactions, subject to certain parameters set forth in section A below: (i) issuances of equity and debt securities by SCANA in an amount totaling $1.935 billion and (ii) issuances by PSNC of commercial paper and short-term debt in an amount totaling $125 million. The aggregate financing amount authorized in the Financing Order is $2.385 billion.

     The Applicants hereby submit this Application/Declaration for the authorization and approval under sections 6(a), 7, 9(a), 10 and 12 of the Act and Rules 43, 45, 53 and 54 to increase its authorized aggregate financing amount to $3.125 billion from $2.385 billion by (i) increasing the aggregate financing to be obtained from the issuance and sale of common stock, no par value (other than for employee benefit plans or stock purchase and dividend reinvestment plans), when combined with issuances of long-term debt by SCANA, to $2.45 billion from $1.935 billion, and (ii) increasing the amount PSNC is authorized to issue in the form of commercial paper and short-term debt to $200 million to be outstanding at any one time from $125 million to be outstanding at any one time and obtaining authorization for PSNC to issue $150 million in long-term debt, in each case through February 11, 2003 (the "Authorization Period").

     The increases described herein reflect a more complete analysis of the financial needs of the post-merger system. Any financing transactions undertaken pursuant to this authorization will remain subject to the safeguards provided by the financing parameters set forth in the Financing Order and described in (A) below as well as the capitalization commitments set forth in the Merger Order. All other amounts authorized by the Financing Order that are not specifically discussed herein shall remain unchanged.

     A.  Parameters for Financing Order

     The following general terms are applicable, where appropriate, to the financing transactions set forth herein:

          1.  Effective Cost of Money on Borrowings

     The effective cost of money on long-term debt borrowings occurring pursuant to the authorizations granted under this Application/Declaration will not exceed 300 basis points over the comparable term U.S. Treasury securities and the effective cost of money on short-term debt borrowings pursuant to authorizations granted under this Application/Declaration will not exceed 300 basis points over the comparable term London Interbank Offered Rate ("LIBOR").

          2.  Maturity of Debt

     The maturity of indebtedness will not exceed 50 years.

          3.  Issuance Expenses

     The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application/Declaration will not exceed 5% of the principal or total amount of the security being issued.

          4.  Use of Proceeds

     The proceeds from the sale of securities in external financing transactions will be used for general corporate purposes including (i) the financing, in part, of the capital expenditures of the SCANA system, (ii) the financing of working capital requirements of the SCANA system, (iii) the acquisition, retirement or redemption pursuant to Rule 42 of securities previously issued by SCANA or its Subsidiaries without the need for prior Commission approval, and
(iv) other lawful purposes, including direct or indirect investment in companies authorized under the Merger U-1 and in Rule 58 companies and ETCs. The Applicants represent that no such financing proceeds will be used to acquire a new subsidiary unless such financing is consummated in accordance with an order of the Commission or an available exemption under the Act.

     B.  Description of Transactions

         (i) SCANA External Financing

     Subject to the parameters above, as well as the other conditions set forth in the Financing Order, the Applicants hereby request authorization for an increase in the amount of equity and long-term debt SCANA is permitted to issue to $2.45 billion from $1.935 billion. Attached as Annex A hereto is the pro forma capital structure of SCANA taking into account the above amended financing request. This Application/Declaration does not include any request to supplement or amend the financing authorization of South Carolina Electric & Gas Co. or Genco, nor any request to supplement or amend intrasystem financing authority with respect to these entities.

         (ii) PSNC Financing

              (a) Short-Term Financing

     Subject to the parameters above, as well as the other conditions set forth in the Financing Order, the Applicants hereby request authorization for an increase in the amount of commercial paper and credit lines PSNC is permitted issue to $200 million from $125 million. The increase is required to fully take into account increased short-term financing needs of PSNC during its peak season (winter months).

              (b) Long-Term Debt Securities

     Subject to the parameters set forth above, as well as the other conditions set forth in the Financing Order, the Applicants hereby request authorization for PSNC to issue up to $150 million in long-term debt securities during the Authorization Period. Such long-term debt securities would be comprised of medium-term notes under the indenture attached hereto as Exhibit B-1 or institutional debt. Any long-term debt security would have such designation, aggregate principal amount, maturity and interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms and other terms and conditions as PSNC may determine at the time of issuance. PSNC will not issue any new long- term debt unless its outstanding long-term debt is rated "investment grade" by at least one nationally recognized statistical rating organization. This authorization is required because issuances of such securities by PSNC technically do not qualify for the exemption provided in Rule 52 of the Act.1 Pursuant to Rule 52, most securities issuances by public utility subsidiaries of registered holding companies, such as PSNC, are exempt from prior Commission approval provided, among other things, "the issue and sale of the security have been expressly authorized by the state commission of the state in which the subsidiary is organized and doing business". The Rule 52 exemption is designed to give effect to the Commission's belief "registered holding company systems should have a greater ability to engage in routine financings without the regulatory burden of prior Commission authorization, and that this may be done without jeopardizing the interests the Act is designed to protect." (Holding Co. Act Release No. 26311 (June 20, 1995))

     The interests that the Act is designed to protect will not be jeopardized by these debt issuances despite the fact that they do not fit within the safe harbor of the Rule 52 exemption. PSNC is a public utility company franchised to serve a 31-county area in North Carolina, transporting, distributing and selling natural gas to approximately 360,000 residential, commercial and industrial customers in North Carolina. In accordance with the Amended and Restated Agreement and Plan of Merger among SCANA, PSNC, Merger Sub I and Merger Sub II and as set out in detail in the Merger Order, PSNC was merged with and into Merger Sub II, a South Carolina corporation, with Merger Sub II surviving as a

    1As of June 30, 2000, PSNC had the following outstanding medium-term notes, all of which were issued prior to the Merger Effective Time: $21.5 million principal amount of 10% Notes Due 2004; $32.0 million principal amount 8.75% Notes Due 2012; $50 million principal amount 6.99% Notes Due 2026; and $50 million principal amount 7.45% Notes Due 2026.

wholly owned subsidiary of SCANA and changing its name to PSNC. Thus, PSNC is currently incorporated in the state of South Carolina although it conducts its gas distribution activities entirely within the state of North Carolina. Under South Carolina law, the South Carolina Public Service Commission (the "SCPSC") jurisdiction with respect to securities issuances is limited to electric utility companies operating in the state of South Carolina. Therefore, PSNC is unable to obtain authorization from the state in which it is organized since the SCPSC does not have any legislatively approved interest in such issuances. However, with respect to North Carolina, the only state in which PSNC operates as a utility and has ratepayers, the North Carolina Utilities Commission has authorized the issuance by PSNC of up to $150 million in long-term debt securities and has found such issuance to be compatible with the public interest and the consistent with PSNC's provision of adequate utility service to the public (See Exhibit D-1).

     Attached as Annex A hereto is the pro forma capital structure of PSNC taking into account the above amended financing request.

     C. Certificates of Notification

     SCANA will include in the quarterly Rule 24 certificates that it is required to file pursuant to the Financing Order the amount and terms of any long-term debt issued by PSNC pursuant to the authorization sought hereunder as well as copies of any additional note or agreement executed and delivered pursuant thereto.

     D. Involvement of SCANA and its Affiliates with Exempt
        Wholesale Generators and Foreign Utility Companies

     Neither SCANA nor any subsidiary thereof presently has, or as a consequence of the proposed transactions will have, an interest in any exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), as those terms are defined in Sections 32 and 33 of the Act, respectively. None of the proceeds from the proposed transactions will be used to acquire any securities of, or any interest in, an EWG or FUCO. Moreover, neither SCANA nor any of its subsidiaries is, or as a consequence of the proposed transactions will become, a party to, and such entities do not and will not have any rights under, a service, sales or construction contract with any affiliated EWGs or FUCOs except in accordance with the rules and regulations promulgated by the Commission with respect thereto. Rule 53(a) states that in determining whether to approve the issue or sale of a security by a registered holding company for the purposes of financing the acquisition of an EWG or issue a guarantee in favor of an EWG, the Commission shall not make a finding that such security is not reasonably adapted to the earning power of such company or to the security structure of such company or companies in the same holding company system, or that the circumstances are such as to constitute the making of such guarantee an improper risk, if certain conditions are met, including that the aggregate investment does not exceed 50 percent of the system's consolidated retained earnings. This Application/Declaration is not requesting authorization to issue a security for the purposes of financing the acquisition of an EWG nor is it requesting authority to issue a guarantee in favor of an EWG. Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than financing the acquisition of an EWG or issuing a guarantee in favor of an EWG or for other transactions by a registered holding company or subsidiaries other than with resepct to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if Rules 53 (a), (b) and (c) are satisfied. Because SCANA does not have any direct or indirect subsidiaries that are EWGs or FUCOs, it is not requesting any relief under Rule 54 in this Application/Declaration. Finally, as stated above, SCANA and its subsidiaries currently have no investment in EWGs or FUCOs, it follows that the SCANA's aggregate investment in such entities is currently 0% of consolidated retained earnings.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses of the Applicants are expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:

Legal fees                 .......................................... $10,000
Miscellaneous              .......................................... $ 4,000
                    Total  .......................................... $14,000


ITEM 3.  APPLICABLE STATUTORY PROVISIONS

     Sections 6(a), 7, 9(a), 10 and 12 of the Act and Rules 43 and 45 are considered applicable to the proposed transactions.

     To the extent that the proposed transaction is considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

ITEM 4.  REGULATORY APPROVALS

     The South Carolina Public Service Commission has jurisdiction over issuances of securities by SCE&G and GENCO, other than securities payable within one year of the date of issuance or the renewal of short-term obligations for a two-year or shorter period. The North Carolina Utilities Commission has jurisdiction over issuances of securities by PSNC, other than the issuance of notes with a maturity of two years or less or renewals thereof for a six-year or shorter period.

     No state or federal  commission  other than the Commission has jurisdiction
with   respect  to  any  of  the   proposed   transactions   described  in  this
Application-Declaration.

ITEM 5.  PROCEDURE

     It is requested that the Commission issue and publish no later than January 5, 2001, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than January 29, 2001 as the date after which an order granting and permitting this Application-Declaration to become effective may be entered by the Commission and that the Commission enter not later than January 31, 2001, an appropriate order granting and permitting this Application-Declaration to become effective.

     The Applicants respectfully request that appropriate and timely action be taken by the Commission in this matter. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

          a) Exhibits

                Exhibit No.        Description of Exhibit

                    B-1 PSNC Indenture (filed as Exhibit 4-E-1 to PSNC Form 10-Q filed with the Commission on February 13, 1996 (File No. 1-11429)
                                   and  incorporated  by reference herein).

                    D-1 North Carolina Utilities Commission Order Regarding PSNC Debt Issuances (previously filed)

                    F-1            Opinion of Counsel (to be filed by
                                   amendment)

                    F-2 "Past Tense" Opinion of Counsel (to be filed by amendment).

                    G-1            Financial Data Schedule (previously filed)

                    G-2 SCANA's 10-K for the year ended December 31, 1999 filed with the Commission on March 27, 2000 (File No. 1-8809) and incorporated by reference herein.

                    G-3 SCANA's 10-Q for the period ended March 31, 2000 filed with the Commission on May 12, 2000 and amended on May 19, 2000 (File No. 1-8809) and incorporated by reference herein.

                    G-4 SCANA's 10-Q for the period ended June 30, 2000 filed with the Commission on August 11, 2000 (File No. 1-8809) and incorporated by reference herein.

                    G-5            SCANA's  10-Q for the  period ended September
                                   30,  2000   filed   with  the  Commission  on
                                   November 14, 2000 (File No. 1-8809) and incorporated by reference herein.

                    H-2            Proposed Form of Notice (previously filed)

          b) Financial Statements

                    No.            Description of Financial Statements

                    FS-1 SCANA's Actual Consolidated Condensed Balance Sheet as of December 31, 1999 (Filed with the Commission with SCANA's 10-K for the year ended 1999 (File No. 1-8809) and incorporated by reference herein).

                    FS-2 SCANA's Unaudited Pro Forma Condensed Consolidated Balance Sheets as of September 30, 2000

                    FS-3           SCANA's   Actual  Consolidated   Condensed
                                   Statement of Earnings for the year ended 1999 (Filed with the Commission with SCANA's 10-K for the year ended 1999 (File No. 1-8809) and incorporated by reference herein).

                    FS-4 SCANA's Unaudited Pro Forma Consolidated Condensed Statement of Earnings as of September 30, 2000

                    FS-5 Notes to SCANA's Unaudited Pro Forma Condensed Consolidated Financial Statements as of September 30, 2000

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this Application-Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application-Declaration will result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: January 4, 2001

                                        SCANA CORPORATION


                                        By:/s/ H. Thomas Arthur
                                           --------------------
                                        Name:    H. Thomas Arthur
                                        Title:   Senior Vice President and
                                                          General Counsel

                                                                      ANNEX A


                                                                SCANA Corporation

                                                   Historical and Pro Forma Capital Structure
                                                                September 30, 2000
                                                          (Dollar Amounts in Millions)

                                                                  Maximum                  Additional                   % of Total
                                                 % of Total      Financing                 Financing      Pro Forma   Capitalization
                                       Actual   Capitalization   Adjustments   Pro Forma   Adjustments   as adjusted    as adjusted

Common stock equity                     $ 2,068        38.3%                      $ 2,068     $ 200(2)     $ 2,268           33.1%

Preferred stock equity                    $ 117         2.2%                        $ 117                    $ 117            1.7%

SCE&G Obligated Mandatorily                $ 50         0.9%                         $ 50                     $ 50            0.7%
Redeemable Preferred Securities of
SCE&G's Subsidiary Trust I, holding
solely $50 million principal amount
of 7.55% Junior Subordinated
Debentures of SCE&G, due 2027

Debt (long and short-term)              $ 3,164        58.6%          $ 935(1)    $ 4,099     $ 315(2)     $ 4,414           64.5%
                                     ------------------------   -----------     -------------------      --------------------------

Total                                   $ 5,399       100.0%          $ 935       $ 6,334     $ 515        $ 6,849          100.0%
                                     ========================   ===========     ===================      ==========================


                                               Public Service Co of North Carolina, Incorporated
                                                  Historical and Pro Forma Capital Structure
                                                               September 30, 2000
                                                          (Dollar Amounts in Millions)

                                                                  Maximum                   Additional                 % of Total
                                                 % of Total      Financing                  Financing     Pro Forma   Capitalization
                                       Actual   Capitalization   Adjustments   Pro Forma   Adjustments   as adjusted    as adjusted

Common stock equity                       $ 702        71.3%                        $ 702                    $ 702           52.8%

Debt (long and short-term)                $ 283        28.7%          $ 119(3)      $ 402     $ 225(4)       $ 627           47.2%
                                     ------------------------   -----------     -------------------      --------------------------

Total                                     $ 985       100.0%          $ 119       $ 1,104     $ 225        $ 1,329          100.0%
                                     ========================   ===========     ===================      ==========================


 See Notes to Historical and Pro Forma Capital Structure.

To record increased debt of $1,235 million to reflect the maximum amount originally authorized by the PUCHA order of February 2000, computed as follows, assuming issue costs of 5%.

              Current financing authority                      $1,935 million
              Debt issued to finance acquisition                  700 million
              Debt issued for other purposes                      300 million
                                                           -----------
              Remaining financing authority                     $ 935 million
                                                           ===========


To record increased common stock of $200 million and debt of $315 million to reflect authorization requested in this U-1, computed as follows, assuming issue costs of 5%.

              Current financing authority                      $1,935 million
              Additional authority requested                      515 million
                                                           -----------
              Authority if request approved                    $2,450 million
                                                           ===========

To record increased short-term debt of $119 million to reflect the maximum amount originally aughorized by the PUHCA order of February 2000, computed as follows:

              Current financing authority                       $ 125 million
              Issuances, net                                        6 million
                                                           -----------
                                                           -----------
              Remaining financing authority                     $ 119 million
                                                           ===========


To record increased short and long-term debt to reflect authorization requested in this U-1, computed as follows:

              Current financing authority                       $ 125
              Additional commercial paper and
                short-term debt authority requested                75
                                                           -----------
                                                           -----------
              Authority if request approved                     $ 200
                                                           ===========

              Additional commercial paper and
                short-term debt authority requested              $ 75
              Long-term debt authority requested                  150
                                                           -----------
                                                           -----------
              Additional financing adjustments                  $ 225
                                                           ===========